Exhibit 99.1

NQ Mobile Inc. to Hold 2015 Annual General Meeting on January 20, 2016

BEIJING and DALLAS, December 23, 2015 — NQ Mobile Inc. (NYSE: NQ) (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced that it will hold its 2015 annual general meeting of shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on January 20, 2016 at 10 a.m. (Hong Kong time). Holders of common shares of the Company whose names are on the register of members of the Company at the close of business on December 14, 2015 are entitled to receive notice of the annual general meeting or any adjournment thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying common shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The purpose of the annual general meeting is for the Company’s shareholders to consider, and if thought fit, approve an amendment to the definition of “Affiliate” in Article 1 of the Company’s Articles of Association, as previously approved by the Company’s directors.

The notice of the annual general meeting is available on the Investor Relations section of the Company’s website at http://ir.nq.com. NQ Mobile has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2014, with the U.S. Securities and Exchange Commission (the “SEC”). NQ Mobile’s Form 20-F can be accessed on the above-mentioned Company website, as well as on the SEC’s website at http://www.sec.gov.

Shareholders may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting NQ Mobile at http://ir.nq.com or by writing to NQ Mobile at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China, telephone: +86 (10) 6452 2017.

About NQ Mobile Inc.

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games and advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+852 3975 2853

+86 10 6452 2017

Twitter: @NQMobileIR